July 24, 2006

John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highbury Financial Inc.

Proxy Statement on Schedule 14A

Filed May 31, 2006

File No. 000-50781

(the “Proxy Statement”)

Via EDGAR and Hand Delivery

Dear Mr. Reynolds,

This letter sets forth the response of Highbury Financial Inc. (the “Company” or the “Registrant”) to the comment letter, dated July 14, 2006, of the staff of the Division of Corporation Finance (the “Staff”) to the Proxy Statement. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 1 to the Company’s Proxy Statement.

General

1.	In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

Response: The Company has revised the disclosure on pages 50, 51, 118 and 119 in response to the Staff’s comment.

2.	Please revise your document throughout to limit the use of technical terms. To the extent that technical terms are required, please define such terms the first time you use them. For instance, the term “no-load” and “open end” should be defined in the summary section so that investors can understand the disclosure.

Response: The Company has revised the disclosure throughout the document to limit the use of technical terms. Where we have determined that technical terms are required, we have defined such terms the first time they are used.

Securities and Exchange Commission

July 24, 2006

3.	Fill in the blanks throughout the prospectus as of the most recent practicable date and update as necessary in subsequent amendments. For example, state the approximate conversion price as of the most recent date and then once the record date is set, update to reflect the approximate conversion price as of that date.

Response: The Company has replaced the blanks throughout the prospectus as of June 30, 2006 to the extent possible and where appropriate. The Company plans to update the dates and numbers to reflect any changes as necessary in subsequent amendments.

4.	We note that the fairness opinion was obtained after the company entered into the asset purchase agreement. Please ensure that the disclosure throughout your proxy statement clearly reflects the fact that your financial adviser provided a fairness opinion after the company’s board of directors had entered into the stock purchase agreement. Therefore management did not have a fairness opinion when it determined that the agreement was fair to investors. Also, clearly state the resultant liability assumed by the board in reaching the determination of fairness and entering into the stock purchase agreement prior to obtaining the fairness opinion. Lastly, provide a detailed analysis as to how management determined that the asset purchase agreement was fair to investors and how management determined that the 80% test was met. We may have further comment.

Response: The Company has revised the disclosure to clearly reflect that the Company obtained a fairness opinion in connection with the preparation of the Proxy Statement and submission of the acquisition to its stockholders for approval which was subsequent to the date the board approved the asset purchase agreement. The Company respectfully notes that the Company’s board is not required to obtain a fairness opinion to fulfill its fiduciary obligations to its stockholders. As the Company believes its board of directors fulfilled its fiduciary responsibilities by carefully evaluating the acquisition before it was approved, the Company believes that its board does not have any resultant liability by not obtaining the fairness opinion until submission of the acquisition for the approval by its stockholders, which is a pre-condition to the Company’s obligation to close the purchase of the acquired business. The Company has revised its disclosure in the section entitled “Management Analyses” in response to the penultimate sentence in the Staff’s comment number four.

Summary of the Material Terms of the Acquisition, page 1

5.	Explain the statement that you will acquire “substantially all” of the Sellers’ business.

Response: The Company has revised the disclosure on page 15 in response to the Staff’s comment.

6.	Please name the management members who own 35% of Aston and who will operate the acquired business following the acquisition.

Response: The Company has revised the disclosure on page 1 in response to the Staff’s comment.

Securities and Exchange Commission

July 24, 2006

7.	Unless an agreement has been approved that Aston will become the adviser and manage the 19 funds, please revise the disclosure that Aston “will become the adviser” accordingly.

Response: The Company has revised the disclosure on page 1 in response to the Staff’s comment.

8.	We note that the $38.6 million will be used to pay the purchase price. Here and in the appropriate section, please revise to identify the owners of AAAMHI. Disclose any similarity between the AAAMHI owners and Aston’s management team and 35 percent owners.

Response: The Company has revised the disclosure on page 1 in response to the Staff’s comment. AAAMHI is an indirect wholly-owned subsidiary of ABN AMRO Holdings B.V. There is no similarity between the AAAMHI owner on the one hand and Aston’s management team and 35% owners on the other.

Questions and Answers, page 2

9.	We note the second question and answer on page four that directors did not receive any compensation. Please revise to quantify any shares they received prior to your initial public offering.

Response: The Company has revised the disclosure on page 4 in response to the Staff’s comment.

10.	Please revise to provide a question and answer to clarify if management made a determination of the value of the target business and if they will disclose the valuation in this document and the page reference for the location of such valuation.

Response: The Company has revised the disclosure on page 6 in response to the Staff’s comment. A description of management’s method of determining a value for the target business may be found on pages 87 through 89.

11.	Clarify the “certain post-closing adjustments.”

Response: The Company has revised the disclosure on page 7 in response to the Staff’s comment.

12.	In the last question and answer on page six, please revise to clarify if management members will receive salaries as part of the 72 percent allocation of revenues.

Response: The Company has revised the disclosure on page 7 in response to the Staff’s comment.

13.	The fourth question on page 10 refers to an abstention or failure. As such, please revise the corresponding answer to address the result on the transaction due to a failure to vote.

Securities and Exchange Commission

July 24, 2006

Response: The Company has revised the disclosure on page 11 in response to the Staff’s comment.

14.	Please explain how an abstention will have the same effect as a vote against the director election proposal when the vote only requires a plurality of notes cast in the election of directors.

Response: The Company has revised the disclosure on page 11 in response to the Staff’s comment.

15.	We note the second question and answer on page 11 that there will be no material differences in the rights of Highbury’s security holders as a result of the transaction. This does not appear completely accurate as the ownership of the assets and underlying business appear to be controlled by an LLC agreement. Considering the structure of the resulting company, please revise to clarify if there are any differences in rights between the basic corporate structure and that of the resulting company. If there are material differences and rights, revise to disclose those in the appropriate section and provide a page reference here.

Response: The Company has considered the structure of Highbury after the proposed acquisition and respectfully submits that it believes there are no material differences in its shareholders’ rights following the acquisition. Highbury will hold a controlling interest in Aston and act as manager member of Aston. As such, the rights of Highbury’s shareholders will not change as a result of the acquisition.

Summary of the Proxy Statement, page 13

16.	Please revise to update here and where appropriate the amount of expenses that you have incurred since the completion of your public offering.

Response: The Company has revised the disclosure on pages 14 and 120.

17.	We note that the purchase price exceeds 80 percent of your net assets. In the appropriate section, please revise to clarify how you will satisfy the purchase requirement if 19.99 percent of your shareholders elect to convert their shares and provide a page reference here to such disclosure.

Response: The Company has revised the disclosure on pages 14, 49 and 82 in response to the Staff’s comment.

18.	Please explain how you considered the one-time non-cash compensation expense of approximately $2.7 million in your determination of the purchase price under SFAS 141.

Securities and Exchange Commission

July 24, 2006

Response: The Company did not consider the $2.7 million compensation amount in its determination of the purchase price. SFAS 141 paragraph 25 notes in part “The same accounting principles shall apply in determining the cost of assets acquired individually, those acquired in a group, and those acquired in a business combination. A cash payment by an acquiring entity shall be used to measure the cost of an acquired entity.” The Company has granted the Aston management team a 35% interest in Aston Asset Management LLC (which will have the ownership interest in the business acquired). The Aston management members are not owners of the acquired business. Therefore the value of the ownership grant of 35% of the business to the Aston management team was deemed to be purely compensatory in nature and not purchase price consideration. The Aston management members will not receive any portion of the $38.6 million purchase price.

19.	We note that you will own “substantially all of the Seller’s business ....” Please revise to clarify if the “Seller” will continue as an operating business. If so, clarify if Aston’s management members or sub-advisers will continue their relationship with the seller. If not, please identify the individuals who will receive the purchase price proceeds.

Response: Highbury and Aston are acquiring the investment advisory business of the Sellers with respect to the 19 U.S. mutual funds specified in the Proxy Statement; the Sellers have substantial other businesses unrelated to this acquired business, and Highbury has no reason to believe that the Sellers will cease operating such businesses. Aston’s management members will be employed on a full-time basis by Aston. ABN AMRO Asset Management Holdings, Inc. will receive all the purchase price proceeds.

20.	Please revise the summary section to briefly describe the business to be acquired.

Response: The Company has revised the disclosure on pages 16 and 17 in response to the Staff’s comment.

21.	Revise to clarify the intended use of the funds that make up the difference between the purchase price and the amount in trust.

Response: The Company has revised the disclosure on page 19 in response to the Staff’s comment.

22.	Since TEP and EBC may be deemed to be participants in the solicitation of proxies for the acquisition proposal, please expand the disclosure in the discussion of the interests of Highbury officers and directors in the acquisition to include these participants and any interest, direct or indirect, in the acquisition proposal.

Response: TEP and EBC have no interest, direct or indirect, in the acquisition proposal, other than, as disclosed in the proxy statement on page 14, the fact that their deferred underwriting discount, with net interest thereon, less $0.11 per share converted in connection with the acquisition, will be released to them from the trust account upon consummation of the business combination.

Securities and Exchange Commission

July 24, 2006

23.	We note the statement that the interests listed on page 20 include “among other things ....” Clearly state all interests, direct or indirect. Clearly name each individual and state their specific interest. Revise similar disclosure on page 72.

Response: The Company has revised the disclosure on pages 22, 89, 90 and 91 in response to the Staff’s comment.

24.	If any of the executive officers will stay with Highbury after the business combination, clearly state and disclose any compensation arrangements.

Response: The Company has revised the disclosure on page 23 in response to the Staff’s comment.

25.	We note the disclosure in the last bullet point on page 21 that it is not currently expected that Mr. Foote and Mr. Cameron will have any exposure in the event of liquidation. We note from page 37 that the cost of the acquisition will be about $2 million. Considering you would have to incur legal fees, expenses, accounting fees, proxy solicitation cost and printing fees in this process, it would appear that a failure to consummate this transaction and liquidation would result in liabilities in excess of the non-trust proceeds. Please revise accordingly or advise.

Response: The Company has arrangements in place that cap the fees and expenses of certain of its service providers and advisers in the event the acquisition is not consummated, and consequently believes that the costs noted by the Staff will not exceed its available funds. In addition, each of its service providers and advisers has executed a waiver of claims against the trust account.

Unaudited Pro Form Condensed Combined Financial Statements, page 26

26.	Please disclose the expected accounting treatment of the possible additional cash consideration of up to $3.8 million and the possible refund of up to $3.8 million, based on certain revenue targets described on page 17. Provide your basis for the accounting treatment in SFAS 141 and other authoritative guidance.

Response: Additional disclosure has been added to pro forma footnote (c) to explain that the payment of additional purchase price based on earnings would increase the purchase price and be allocated as additional goodwill and that the refund of a portion of the consideration based on future earnings would decrease the purchase price and reduce the allocation to goodwill.

In connection with this disclosure, the Company considered SFAS 141 paragraphs 25 to 28. Since no portion of the $38.6 million purchase price paid at closing will be placed in escrow, the entire amount paid will be recorded as purchase price upon payment.

Securities and Exchange Commission

July 24, 2006

SFAS 141 paragraph 26 states in part that “Cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date. Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.” The Company believes that since the cash will be distributed on the closing date it should be included in the purchase price and recorded at that date.

Paragraph 27 of SFAS 141 states in part “The contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable.” The Company believes that in this instance, this guidance applies both to the payment of additional consideration and the possible refund of consideration already paid to the sellers of the acquired business.

Reconciliation of Performance and Liquidity Measures, page 35

27.	Please expand the discussion of cash net income in note (aa) to disclose any limitations in the usefulness of the measure, such as the fact that cash net income is not necessarily discretionary or available for distribution. Each measure on page 35 should be labeled as “pro forms” in its line item caption. Also, presentation of per share measures of liquidity is not appropriate and should be deleted. Please refer to Question 11 in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website.

Response: The Company has expanded the disclosure on page 47 in response to the Staff’s comments and has deleted the per share measures of liquidity.

Note 2 — Pro Forma Adjustments, page 37

28.	Please explain the basis for your determination the acquired mutual fund client relationships have an indefinite life. Explain how you reasonably expect the renewal of acquired contracts and the cash flows generated by these assets to continue indefinitely. Discuss the terms of the contracts, the expected life cycle of the funds related to the contracts and the nature of risks, uncertainties and assumptions underlying your determination.

Response: The Company has expanded the disclosure on page 41 in response to the Staff’s comments.

Securities and Exchange Commission

July 24, 2006

29.	Please explain your basis for pro forma adjustment (p). Expand the description of this adjustment to discuss the specific revenue producing activities that you plan to terminate subsequent to the business combination.

Response: The Company has revised the disclosure in pro forma adjustment (p) on pages 42 and 43 in response to the Staff’s comment. For the avoidance of doubt, the Company notes that neither it nor Aston intends to terminate any revenue producing activities, and that it is the Sellers who may terminate some of Aston’s revenue producing activities by withdrawing certain funds from management by Aston.

30.	Please explain your basis for pro forma adjustment (q). Expand the description of this adjustment to discuss the new fee-sharing agreements and to clarify how the adjustments to distribution and advisory fees were determined. Provide copies of the agreements and reconcile the pro forma adjustments to amounts therein.

Response: The Company has revised the disclosure on page 43 in response to the Staff’s comment and is including forms of the fee agreements as an exhibit to Annex A.

31.	The pro forma financial information should illustrate only the isolated and objectively measurable effects of a particular transaction. Please remove adjustment (s) from the pro forma financial statements and consider providing your estimate of how the planned relocation will affect operations in the footnotes or MD&A, clearly identified as forward looking information.

Response: The Company has revised the disclosure on page 44 in response to the Staff’s comment.

32.	Please explain your basis for the various amounts presented as pro forma adjustment (u). Clarify whether you used the pro forma cash balances as of March 31, 2006, for purposes of the calculation. Given the uncertainty regarding the use of cash after a business combination, it is generally not appropriate to adjust interest income for the use of such cash on the face of the pro forma financial statements. However, the expected effect could be disclosed in the footnotes to the pro forma statements. Please revise.

Response: The Company has revised the disclosure on page 44 in response to the Staff’s comment.

33.	Please explain the specific nature of pro forma adjustment (w). For example, it is not clear how the amount of $4,819,809 was determined. Please clarify whether this amount results from the amortization of goodwill and intangible assets to be recorded in the contemplated transaction (as opposed to amounts on the historical financial statements of the target) and explain how a recurring tax benefit will result and how the related deferred tax asset will be realized. Tell us how you considered the full valuation allowance on the deferred tax asset of the operating company as of March 31, 2006.

Securities and Exchange Commission

July 24, 2006

Response: The Company has revised the document on page 45 in response to the Staff’s comment.

34.	Please revise the discussion of pro forma adjustment (aa) to clarify what is meant by, “Highbury is not required to replenish these depreciating assets.”

Response: The Company has revised the disclosure on pages 47 and 48 in response to the Staff’s comment.

Risk Factors, page 43

35.	In risk factor four, please revise to quantify the value of the securities owned by current members of management.

Response: The Company has revised the disclosure on pages 52 and 53 accordingly.

36.	Each risk factor should only discuss one risk to the company and/or investors. Risk factor five discusses several risks to the company — the regulation of the industry, the litigation risks and conflicts of interest. Please revise.

Response: The Company has revised the disclosure on pages 53 and 54 in response to the Staff’s comment.

37.	Risk factors should disclose specific risks to the company. Please revise risk factor seven to be more specific.

Response: The Company has revised the document on pages 53 and 54 in response to the Staff’s comment.

38.	Please revise risk factor eight to quantify the harm that would occur should the disclosed risk materialize.

Response: The Company has revised the disclosure on page 56 in response to the Staff’s comment.

39.	We note the disclosure in risk factor 12. Is the current asset purchase considered a change in control? If so, clarify whether you have obtained all of the consents or votes required to continue the agreements. If not, add disclosure regarding any resultant risk from the current asset purchase.

Response: As described on pages 20, 24, 26, 39, 58, 72, 74, 103, 110 and 112 of the Proxy Statement, approval of the Trustees and the stockholders of the Target Funds is required for the assignment of the investment advisory agreements of the acquired business to Aston. Approval by the Trustees has been received, and the Target Funds’ stockholder meeting considering the approval of the assignment will be held on August 25, 2006.

Securities and Exchange Commission

July 24, 2006

40.	It appears that you may have significant customers that account for 10% or greater of revenues. Please add a risk factor.

Response: The Company has revised the document on page 61 in response to the Staff’s comment.

41.	In risk factor 18, we note that that you may be held liable in “some circumstances” as a control person. In the appropriate section, please revise to elaborate on this disclosure.

Response: The Company has revised the disclosure on page 61 in response to the Staff’s comment.

Proxy Solicitation Costs, page 60

42.	We note the statement that solicitation of proxies may be “by telephone or by other electronic means.” Please confirm that the information provided over the other electronic means or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

Response: The Company has revised the disclosure on page 69 in response to the Staff’s comment.

Ownership of Common Stock, page 61

43.	For all entities that are not natural persons, please revise to disclose the natural person(s) that would be deemed the control person(s) of those shares.

Response: The Company has revised the disclosure on pages 70 and 71 in response to the Staff’s comments, to the extent the requested information is available from the Schedules 13D’s and 13G’s filed by the entities shown.

44.	Please explain the reference in footnote two to shares held by existing stockholders that Broad Hollow has the right to call during the 30-day period following the closing of your initial business combination.

Response: The Company has included the disclosure requested by the Staff on page 71 of the Proxy Statement.

The Acquisition Proposal, page 63 Background of the Acquisition, page 63

45.	We note that in connection with the closing, Aston will enter into agreements with each of the Sellers of Target Funds to act as sub-advisers to the Target Funds. Please disclose the material terms of these agreements. Also, it would appear that the Schedule(s) to the Asset Purchase Agreement relating to these agreements would be material to investors and should be provided with Annex A.

Securities and Exchange Commission

July 24, 2006

Response: The Company has revised the disclosure on pages 74 through 75 in response to the Staff’s comment. The Company notes that it has filed Schedule 2.2(g)(i) to the Asset Purchase Agreement which provides a list of advisory and sub-advisory contracts, as well as the forms of Investment Advisory Agreement between Aston and the Target Funds, Sub-Advisory Agreement between Aston and the affiliated advisers and License Agreement.

46.	We note that you had a list that was “compiled and refined” that you used to contact potential targets. Please revise to disclose when you developed the criteria used to “refine” your lists. It would appear that such criteria would have been material to investors in your public offering and in the open market following the offering.

Response: The Company compiled and refined the list of targets based on the criteria disclosed on pages 33, 34, 36, and 37 of its IPO prospectus. Those criteria were developed in 2005 during the process of filing and amending the Company’s registration statement. At no time did the Company use any other criteria to compile or refine the target list. The Company has revised the disclosure on page 76 in response to the Staff’s comment.

47.	On page 64, we note that you received advice “of an investment banker” and called a “financial services corporation on February 2, 2006.” We note that the over-allotment was consummated on February 3, 2006. Please advise when your search for a business combination commenced and why such disclosure of such details were not included in a prospectus delivered to purchasers. We may have further comment.

Response: TEP and EBC have confirmed to the Company that allocations of the 6,733,333 firm units and the 1,010,000 additional units subject to the over-allotment option were made prior to the effective date, and the investment decision with respect to purchase of all such units occurred on the effective date. The Company’s search for a business combination commenced on February 1, 2006, after the consummation of the IPO. We respectfully note that the receipt of the advice “of an investment banker” and the call placed to a senior executive of a “financial services corporation on February 2, 2006” were not included in a prospectus delivered to purchasers because they occurred after the investment decision with respect to the purchase of the securities had been made and, because these preliminary contacts with a potential target were not material, disclosure of them would have placed undue importance on these preliminary contacts.

48.	We note the past dealings of Berkshire Capital with AAAMHI up to and through the date of your public offering. Please revise to clarify if any of your initial shareholders were aware of the possibility of Highbury engaging in a transaction with AAAMHI. Considering the over-allotment was consummated on February 3, 2006 and you contacted Mr. Bilton on February 6, 2006, it appears that your initial shareholders, who purchased various securities in private placements, were aware of the possibilities and took part in those transactions with such knowledge that was not disclosed to investors in your public offering. Please advise.

Securities and Exchange Commission

July 24, 2006

Response: The Company assures the Staff that its statements in its IPO prospectus, including “we do not have any specific business combination under consideration....” page 9, “we do not have any specific merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination under consideration ... nor any discussions formal or otherwise ... regarding such a transaction,” page 30, are accurate. The Company disclosed that “the positions held and contacts maintained by ... our management team will provide us with direct access to ... acquisition candidates” page 35, and that during Berkshire’s 22-year history, its principals had developed long-term “relationships that will provide us with a broad population of potential acquisition targets.” It was as a result of exactly these kinds of positions, contacts and relationships that the Company chose to consider the acquired business and the other targets it contacted as potential candidates, after consummation of the IPO. As stated above, although the process of identifying potential targets commenced immediately following the completion of the IPO, and was pursued with great intensity by the Company thereafter, the activities of the Company and the initial shareholders was consistent in all respects with the prospectus disclosure.

49.	Please revise to fully discuss any and all past relationships of your management members with those of the Seller or affirmatively disclose that no other dealings or relationships exist besides those disclosed here.

Response: The Company has revised the disclosure on page 80 in response to the Staff’s comment.

50.	Please separately provide us with copies of all documentation of correspondence between any initial shareholders, their affiliates and AAAMHI from the period of the formation of Highbury through the date you entered in to the asset purchase agreement.

Response: The Company has supplementally provided the Staff with copies of all non-privileged documentation of correspondence from July 13, 2005 to April 20, 2006, between any initial stockholders and their affiliates, on the one hand, and AAAMHI and its affiliates on the other.

51.	Disclose all communications between Highbury, its officers, directors, affiliates or other contacts and the Sellers, their officers, directors, affiliates or representatives from the initial contacts. This would include any preliminary contacts prior to and after formation of Highbury. This would include any communications or contacts between Berkshire Capital and any of the Sellers, their officers, directors, affiliates or representatives. We may have further comment.

Response: The Company has revised its disclosure on pages 78 and 80 to provide a summary of the communications for the period the staff requests. The Company respectfully submits,

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July 24, 2006

however, that the disclosure of over 200 communications in the Proxy Statement would be confusing to investors and that all material matters addressed in such communications have been described in the Proxy Statement.

52.	Please provide us supplementally with a list of the companies you evaluated and considered as targets.

Response: The Company has supplementally provided the list, which the Company prepared after consummation of the IPO, of companies that it considered as targets for the business combination.

53.	Disclose when you commenced compiling the initial list of targets.

Response: The Company began compiling the initial list of targets on February 1, 2006.

54.	On page 67, we note that the purchase price of $41.5 million did not take in account the fact that the targets affiliates would become members/owners of the resulting company. If true, please revise to disclose.

Response: The Company has revised the disclosure on page 79 in response to the Staff’s comment.

Highbury’s Board of Directors’ Reasons for Approval of the Acquisition, page 69

55.	On page 68, we note that your officers and directors conducted “a variety of valuation analyses.” We note, on page 38 of the prospectus distributed in your public offering, that the fair market value of such business will be determined by our board of directors.” We also note that management recommends a vote for the transaction and determined that it is in the best interest of shareholders. Please revise to disclose and discuss the valuation that management undertook in determining to enter into the agreement on April 20, 2006 so that investors can have a basis to rely upon your recommendation.

Response: The Company has revised the disclosure on pages 87 through 89 in response to the Staff’s comment.

56.	On page 69, we note that management determined that the consideration was “reasonable.” Please revise to elaborate on your use of that term. Does it indicate that the consideration is reflective of the value of the target business?

Response: The Company determined that the consideration the Company to be paid to acquire the target business is less than the fair market value of the target business. The Company has revised the document on page 82 in response to the Staff’s comment.

57.	We note the positive factors you considered in coming to the recommendation of a vote for the transaction. Please revise to disclose the negative factors you considered and

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July 24, 2006

reconcile them to fully explain how you reached the determination that this transaction is in the best interest of your shareholders. For example, we note the losses incurred recently by the target businesses and the recent reduction in the amount of assets under management.

Response: The Company has revised the document on pages and 85 through 87 in response to the Staff’s comment.

58.	We note in risk factor 12 that there is a risk associated with the automatic termination of management agreements due to a change of control. Please revise here to reconcile that with the positive factors you disclose. Clarify if you have received any assurances regarding the retention of Aston as manager of the 19 funds. On page 84, you disclose that the trustees have already approved the acquisition. Please revise to clarify if you have received all necessary approval that Aston will act as manager for the 19 funds.

Response: The Company has revised the disclosure on pages 58 and 86 accordingly.

59.	On page 70, we note that Alleghany had approximately $45 billion of total assets in 2001. Please revise to substantiate the disclosed figure and discuss why such disclosure is relevant to your shareholders.

Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment.

60.	We note the disclosure on page 70 that your board believes that the operating structure provides leverage because there can be increases in total assets under management without a corresponding increase in fixed cost. The disclosure immediately following indicates that the largest component of your expenses is variable cost. Please revise to quantify the percentage of fixed cost as compared to your total expenses so that investors can better understand the benefit you are attempting to convey.

Response: The Company has revised the document on page 83 in response to the Staff’s comment.

61.	It is not clear how the distribution arrangement disclosed on page 71 is “proprietary.” Please revise to clarify.

Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment.

62.	Please revise to substantiate your board’s belief that the diversified revenue stream “will provide opportunities for growing revenues in the future.”

Response: The Company has revised the disclosure on page 84 in response to the Staff’s comment.

Securities and Exchange Commission

July 24, 2006

63.	On page 71, we note that you will employ eight third-party investment advisers to perform the security research and portfolio management functions for each of the 19 funds. Please revise to clarify if these third party advisers will be employed exclusively by Aston.

Response: The Company has revised the disclosure on page 84 in response to the Staff’s comment.

64.	We note that you will contribute $38.6 million to Aston which will in turn use that money to purchase the target business from AAAMHI. We note that you will only have 65 percent ownership of the actual business and be entitled to 18.2 percent of the revenues, subject to cost being covered by the allocated 72 percent. It is not clear how you are able to satisfy the 80 percent test set out in your public offering prospectus in light of the fact that you will only have 65 percent ownership of the actual business that was paid for with $38.6 million of your trust proceeds. Please revise to clearly explain and substantiate management’s belief that the requirement was met at the time it agreed to the transaction.

Response: The Company has revised the document on page 85 in response to the Staff’s comment.

Interests of Highbury’s Directors and Officers in the Acquisition, page 72

65.	We note the disclosure on page 73 and in the summary concerning the personal liability of certain officers and directors. Please clarify whether all of your contracts with third parties have included waivers that would prevent such parties from having any right to funds from the trust fund. If there are not such waivers, state the amount owed to such third parties by the company. Additionally, discuss indemnification rights or personal guarantees provided by officers, directors or initial stockholders in order to ensure that payments of such third parties will not dissipate the trust fund and discuss the financial ability of such individuals to meet such payment obligations. We may have further comment.

Response: The Company notes the Staff’s comments. In response, it has revised the disclosure on page 91.

66.	To the extent that any compensation arrangement has been determined for any of the initial shareholders, please revise to briefly disclose those here.

Response: The Company has revised the disclosure on pages 23, 90 and 119 in response to the Staff’s comment.

Fairness Opinion, page 74

Securities and Exchange Commission

July 24, 2006

67.	Please revise to disclose the fee to be paid or already paid to Capitalink.

Response: The fee paid to Capitalink is disclosed on page 92 of the Proxy Statement. The Company has supplementally provided the Staff on a confidential basis with the presentations made by Capitalink to the board of the Company.

68.	Any presentations or reports prepared by management or the Financial Advisors should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff.

Response: The Proxy Statement includes the disclosure requested by the Staff. In addition, the Company has supplementally provided on a confidential all materials including reports, analyses, projections, talking papers and similar items that were prepared or presented at its board meetings held on March 28, May 27 and May 31, 2006.

69.	We note that projections were used by Capitalink in arriving at its opinions. Please revise to disclose if the projections provided were reasonable based on current and past operations.

Response: The Company has revised the disclosure on page 94 in response to the Staff’s comment.

70.	We note in the discussions of the different valuation methods that the fact that Highbury has a “preferential revenue stream” causes an increase in the value range determined. Revise to explain how this affects the valuation when making the calculation and include how it also takes into account the circumstance where Highbury could receive less than 18.2 percent because the 72 percent allocated to operating Aston fell short of expenses.

Response:	The Company has revised the document on pages 17, 95 and 96 in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 78

71.	We note that this method utilized various discount rates, EBITDA multiples, and long-term perpetual growth rates. Please revise to discuss the basis for using those figures so that investors are able to make their own determination regarding the usefulness of the valuation range.

Response: The Company has revised the disclosure on page 97 in response to the Staff’s comment.

Comparable Company Analysis, page 79

72.	We note the use of enterprise value of EBITDA multiples to determine the valuation range for the target business. Considering enterprise value is a function of market value, which is affected by profitability, please revise to list the comparable companies in

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July 24, 2006

tabular format and provide the public information regarding the listed companies revenues and profits so that investors can determine for themselves whether the companies are comparable and the weight to place upon this valuation.

Response: The disclosure on page 98 has been revised in response to the Staff’s comment.

73.	Please revise to disclose the target business’ EBITDA values used to arrive at the range of values disclosed in this section.

Response: The Company has revised the disclosure on page 99 in response to the Staff’s comment.

74.	Please revise to quantify the selected multiples used when using “cash net income” as the measure of operating performance and explain how such multiples were garnered.

Response: The Company has revised the disclosure on page 99 in response to the Staff’s comment.

Comparable Transaction Analysis, page 81

75.	Please revise to list the comparable companies in tabular format and provide the public information regarding the listed companies revenues and profits so that investors can determine for themselves whether the companies are comparable and the weight to place upon this valuation.

Response: The Company has revised the disclosure on page 101 in response to the Staff’s comment.

76.	On page 82, we note that Capitalink applied a multiple range slightly below the average of the enterprise value to LTM EBITDA because of the past decrease in assets managed. Of the comparable transactions, please identify those that yielded an “average” multiple so that investors can determine whether the selected range was reasonable.

Response: The disclosure on pages 98 and 101 has been revised in response to the Staff’s comment. In each of the tables entitled “Comparable Company Statistics” and “Comparable Transaction Statistics,” the Company has included two measures of central tendency (the average and the median) for each column of data. The Company respectfully notes that it does not believe it is appropriate to identify specific companies or transactions which may have yielded an “average multiple” in either analysis. The Company believes this would overstate the value regarded a single point relative to all other data considered in the analysis.

77.	We note the statement in the fairness opinion that “our opinion is for the use and benefit of the Board of Directors of Highbury and is rendered in connection with its consideration of the Transaction and may not be used by Highbury for any other purpose ... without the prior written consent of Capitalink.” Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Capitalink’s belief that shareholders cannot rely upon the opinion to support any claims against Capitalink arising under applicable state law (e.g., the inclusion of an express disclaimer in Capitalink’s engagement letter with Highbury). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of

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such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense wilt have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Capitalink would have no effect on the rights and responsibilities of either Capitalink or the board of directors under the federal securities laws.

Response: The Company has revised the disclosure on pages 19 and 92 in response to the Staff’s comment.

Aston Limited liability Company Agreement, page 85

78.	Please revise to clarify here if the 72 percent allocated to pay operating expenses could be used to pay the officers of Aston, including those who are members of the LLC.

Response: The disclosure on page 104 has been revised in response to the Staff’s comment.

79.	Please revise to disclose the interest rate at which any unpaid portion to Highbury would accrue.

Response: The Company has revised the disclosure on page 104 in response to the Staff’s comment.

80.	Please revise, here and where appropriate, to clarify if the management members provided any consideration for their 35 percent ownership in Aston.

Response: The disclosure on page 104 has been revised in response to the Staff’s comment.

81.	Explain the relative rights of the Series A and B LLC units. We note the circumstances in which the Series B LLC Units would be converted into Series A Units. Please revise to disclose the circumstance in which the end of a relationship between Aston and Series B holder would not result in a conversion. Explain why the conversion to Series A LLC Units would likely result in a liquidation value of effectively zero.

Response: The Company has revised the disclosure on pages 104 and 105 to explain the conversion and other relative rights of the Series A Units and Series B Units of Aston.

As noted in the filing, the Series B Units have nominal value until converted into Series A Units, as the purchase price for Series A Units is based on a higher effective multiple of Owners’ Allocation than the Series B Units. Thus, a conversion from Series B Units to Series A Units would not likely result in a liquidation value of zero. As the Company believes that the disclosure adequately addresses this point, no revision was made to address this comment.

Securities and Exchange Commission

July 24, 2006

82.	We note that Highbury has approval rights. Please clarify if those rights are waiveable by Highbury. If so, discuss circumstances in which you would waive your rights.

Response: The Company has revised the disclosure on page 106 in response to the Staff’s comment.

83.	We note that the management members do not need Highbury’s approval to enter into a contract with another member where severance or termination payments would exceed $250,000. Please revise to clarify if any such payment would be allocated to the 72 percent or the 9.8 percent portion.

Response: The Company has revised the disclosure on page 106 in response to the Staff’s comment.

Business of Highbury, page 99

84.	Please revise to discuss the plan of operations for Highbury. Do you plan on being solely a holding company? How will you satisfy your expenses in future periods?

Response: The Company intends to remain an investment management holding company. The disclosure on pages 85 and 122 has been revised in response to the Staff’s comment.

Acquired Business, page 105

85.	On page 105, we note that the investment process may be outsourced to independent investment managers. Please revise to clarify if it is possible for the investment managers to acquire Aston’s clients.

Response: As indicated on page 124 and 125 of the proxy statement, following the acquisition Aston will provide investment advisory services to 19 no-load, open end mutual funds, but will retain sub-advisers to make investment decisions for the Target Funds. The sub-advisers cannot “acquire clients” because the clients of Aston are mutual funds and, except in limited circumstances that are not applicable to the Staff’s comment, mutual funds cannot be acquired. However, as stated on page 124, the advisory contracts between Aston and the Target Funds may be terminated by the Target Funds on 60 days notice.

86.	In conjunction with comment two above, please revise to explain your use of the phrase “large capitalization growth style of investing.”

Response: The Company has revised the disclosure on page 59 in response to the Staff’s comment.

87.	Please revise to explain the Morningstar rating system and its relevance to your disclosure.

Response:	The Company has revised the disclosure on page 125 in response to the Staff’s comment.

Securities and Exchange Commission

July 24, 2006

88.	On page 106, you refer to your “core expertise.” Please revise to elaborate on this and substantiate the possession of this expertise.

Response: The Company has revised the disclosure on page 126 in response to the Staff’s comment.

89.	On page 107, we note that the management team expects that “prudent, accretive acquisitions will be a source of growth for the acquired business in the future.” Please revise to explain the basis for that expectation in light of the fact that the proceeds from your trust account will not go to the resulting business.

Response: The Company has revised the disclosure on page 126 in response to the Staff’s comment.

90.	We note that you have formed partnerships in order to seek additional advisors. Please revise to explain the material terms of these partnerships and how revenues are divided.

Response: The Company has revised the disclosure on page 128 of the Proxy Statement to indicate that the acquired business has entered into sub-advisory agreements with sub-advisers.

91.	On page 109, we note that there are a number of funds that are in the “newly organized” stage and that their expenses cannot exceed a specific percentage, causing the target business to cover all the excess expenses. Please revise to clarify how many funds are in this stage and name those funds.

Response: The Company has revised the disclosure on page 129 in response to the Staff’s comment.

92.	On page 110, we note that certain intermediaries receive a fee of “25 basis points.” Please revise to explain the compensation arrangement for distribution so that ordinary reasonable investors may understand the disclosure.

Response: The Company has revised the disclosure on page 130 in response to the Staff’s comment.

93.	We note the license agreement entered into in connection with the asset purchase agreement giving Aston the right to use certain names and marks of the Sellers to market and sell the target funds. Disclose the material terms of the agreement and if it is a schedule or appendix to the asset purchase agreement, include it in Annex A to the proxy statement.

Response: Pursuant to a license agreement to be entered executed in connection with the closing of the transactions contemplated by the asset purchase agreement, Aston will have a royalty free license to use certain names and marks of the Sellers to market and sell the Target Funds for so long as the applicable Target Fund is a sub-advised by the applicable Seller. The Company has included the license agreement in Annex A to the Proxy Statement.

Securities and Exchange Commission

July 24, 2006

94.	On page 113, we note that the target business will develop new products and distribution capabilities. In your MD&A disclosure, please revise to elaborate on this aspect of the business.

Response: The Company has revised the disclosure on pages 136 and 137 in response to the Staff’s comment.

95.	On page 113, please revise to disclose total numbers of employees.

Response: The Company has revised the disclosure on page 138 in response to the Staff’s comment.

96.	Please revise to disclose how the 19 funds’ boards affect your business operations.

Response: The Company has revised the disclosure on page 124 in response to the Staff’s comment.

97.	We note that sub-advisors manage the 19 funds. Please revise to disclose the role of Aston following the merger. Here or in the appropriate section, please revise to clarify if management members of Aston or any Highbury insiders have any relationships with any of the sub-advisors.

Response: The Company has revised the disclosure on page 124 accordingly. None of the management members of Aston nor any Highbury insider has a relationship with any of the sub-advisers.

Management’s Discussion and Analysis of Financial Condition, page 116

98.	In light of the current and expected outflows, please revise to substantiate the expectation that assets will increase again in the next 12 to 18 months and the basis for expected strong investment performance in the newer smaller Target Funds.

Response: The Company has revised the disclosure on page 137 in response to the Staff’s comment.

Results of Operations, page 123

99.	On page 124, we note that a reason for the increase in net advisory fees is that there was a “positive market appreciation.” Please revise to explain the use of this phrase and if you experience the same appreciation in your other period comparisons.

Response: The Company has revised the disclosure on pages 142, 143 and 144 in response to the Staff’s comment.

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July 24, 2006

100.	While your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the company, the analysis generally does not discuss the reasons underlying those intermediate effects. For example, you do not discuss the underlying reasons for the decline in assets under management, and certain changes in operating expenses are quantified without discussion of the underlying causes. Also, you do not discuss the reasons for the decrease in distribution and advisory costs from 86% to 75% of total revenue for the quarters ending March 31, 2005, and 2006, respectively, which you cite as the primary cause of the change in net income between the periods. Revise the discussion of results of operations for the annual and interim periods accordingly. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Response: The disclosure on pages 142 through 144 has been revised in response to the Staff’s comment.

Quarter ended March 31, 2006 compared to Quarter ended March 31, 2005

101.	Please revise to quantify the “marginal” increase in administrative fees and the “decline in assets under management.”

Response: The Company has revised the disclosure on page 142 in response to the Staff’s comment.

Year ended December 31, 2005 compared to Year ended December 31, 2004, page 124

102.	Please revise to quantify the decline in assets under management. Also, explain how weighted average fee basis increased during the same time period.

Response: The disclosure on page 143 has been revised in response to the Staff’s comment.

103.	Please revise to explain the reason behind the goodwill and intangible asset impairment charges.

Response: The Company has revised the disclosure on pages 143 and 144 in response to the Staff’s comment.

Executive and Director Compensation, page 131

104.	Disclose whether there are any compensation arrangements with officers and whether there are any arrangements for compensation of directors following the completion of the business combination. If so, disclose the material terms.

Response: The Company has revised the disclosure on page 150 in response to the Staff’s comment.

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July 24, 2006

105.	Provide the disclosure required by Item 405 of Regulation S-K. See Item 7(b) of Schedule 14A.

Response: The Company was not a reporting company in 2005 and therefore its officers, directors and 10% stockholders had no Section 16(a) filing obligations during its last fiscal year.

Directors and Executive Officers of Aston Following the Acquisition, page 133

106.	Please revise to provide the disclosure that would be required by Item 404 of Regulation S-K for all management members of Aston. Also, disclose compensation arrangements or agreements with these management members of Aston.

Response: We note the Staff’s comment. The Company confirms that there is no additional information under Item 404 of Regulation S-K that is required to be disclosed, were such disclosure to be required with respect to the management of the acquired business.

Where you can find more information, page 143

107.	Please revise to provide the current address for the public reference room.

Response: The Company provided the current addresses for the public reference room in response to the Staff’s comment.

Financial Statements, page F-1

108.	Your attention is directed to Item 310 of Regulation S-B and the possible need for updated financial statements and related disclosures.

Response: The Company is aware of the requirements under Item 310 of Regulation S-B.

Financial Statements of U.S. Mutual Fund Businesses, page F-2 Note 1, Basis of Presentation, page F-6

109.	Please clarify in the first sentence of the second paragraph, if true, that the combined financial statements of the Business exclude all continuing operations that will be retained by the sellers.

Response: The combined financial statements of the Business have been revised to include disclosure on pages F-6 and F-15 in response to the Staff’s comment.

110.	For each period for which financial statements are presented, please disclose management’s estimate of what the common expenses would have been on a stand alone basis (i.e. if the business operated as an unaffiliated entity), if practicable. See SAB Topic 1:B:1.

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Response: The disclosure on pages F-6 and F-15 has been revised in response to the Staff’s comment. A reliable estimate of what the common expenses would have been on a stand-alone basis is not practicable as a reliable and supportable estimate of what the costs of the services that have been provided by ABN AMRO to the target business would have been on a stand-alone basis cannot be determined.

Net Transfers from AAAM, page F-4

111.	It appears that a note to the financial statements should be provided to analyze the intercompany account for each period for which an operating statement is provided. See Question 4 of SAB Topic 1:B:1.

Response: The disclosure on pages F-6 and F-15 has been revised in response to the Staff’s comment. The net transfers are reflective of net capital contribution activity to the target business and do not impact any intercompany balance sheet account which would require disclosure pursuant to SAB Topic 1:B:1.

Summary of Significant Accounting Policies Goodwill and Intangible Assets, page F-7

112.	Please tell us the terms of the management contract asset related to the Funds, when it was acquired and why there is no foreseeable limit on the contract period.

Response: The management contracts were acquired in 2001 as part of the acquisition of certain AAAM affiliates and provide for the provision of investment advisory services to certain of the ABN AMRO funds in exchange for fees that are based on a percentage of the average daily net assets of the funds. These management contracts are subject to annual renewal by the trustees of the funds. Renewal is expected to continue indefinitely as the experience for the particular funds in question as well as for the mutual fund industry as a whole has been that contracts are renewed with such high frequency that it is reasonable to conclude that they meet the indefinite life criteria of FAS 142.

Revenue Recognition, page F-8

113.	Please expand your revenue recognition disclosure as necessary to ensure the four criteria for revenue recognition in SAB Topic 13 are addressed for each of your principal revenue streams.

Response: The disclosure on pages F-7 and F-16 has been revised in response to the Staff’s comment. All the revenue streams of the acquired business have been evaluated to ensure that the criteria in SAB Topic 13 have been addressed.

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July 24, 2006

Distribution and Advisory Costs, page F-8

114.	Please expand the description of the accounting policies for distribution and advisory costs to explain the nature of the costs in more detail including what activities are performed by the company and what are performed by contracted parties.

Response: The disclosure on pages F-7, F-16 and F-17 have been revised in response to the Staff’s comment.

Note 3 Goodwill and Intangible Assets, page F-9

115.	Please expand Note 3 to disclose the facts and circumstances leading to the impairment of goodwill and intangible assets in 2005. Disclose how fair value was determined. See paragraphs 46 and 47 of SFAS 142.

Response: The disclosure on page F-8 and F-17 has been revised in response to the Staff’s comment.

Note 7 — Related-Party Transactions, page F-12

116.	Please clarify the specific nature of the relationship between the company and the “AAAM affiliates.”

Response: The disclosure on page F-10 and F-19 has been revised in response to the Staff’s comment.

Financial Statements of Highbury Financial, page F-23

Note 3 — Initial Public Offering, page F-41

117.	We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the

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company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through the date of your most recent balance sheet. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Response: The Company has considered the guidance in paragraphs 14-18 of EITF 00-19 and has concluded, with its auditors concurrence, that it has appropriately accounted for the warrants as equity due to the factors stated below. Therefore, the Company does not believe that a restatement of its financial statements to classify the warrants as liabilities or subsequently to adjust the warrants to fair value is appropriate.

The central assumption made in paragraph 17 of EITF 00-19 is that net cash settlement is assumed if the company is unable to deliver registered shares “(because it is unlikely that nonperformance would be an acceptable alternative).” In fact, net cash settlement should not be assumed in this case because there is no non-performance if the Company is unable to deliver registered shares. The Company’s obligation is limited to using its best efforts to cause a registration statement to be effective at the time the warrants become exercisable. There is no absolute obligation to cause a registration statement to be effective at such time. If there is not an effective registration statement at the time exercise is sought, then the warrants are not exercisable. Thus, there is no non-performance and the question of whether non-performance is an acceptable alternative is moot. The clear language of the warrants provides that they are to be physically settled and there is no circumstance under which net cash settlement could occur.

As disclosed on page 57 of the Company’s IPO prospectus, “No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants.” Furthermore, that paragraph states “The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.” This disclosure makes it clear to the warrant holders that the risk related to the presence of a current effective registration statement is theirs. There is no penalty contained in the warrant agreement or described in the prospectus for failure to physically settle the warrant exercise. Since the warrants are not exercisable unless a current registration statement is effective, no penalty for failure to physically settle is provided and there is no circumstance under which net cash settlement could occur, equity accounting is permitted and appropriate.

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July 24, 2006

The Company has included a risk factor on page 53 that provides that if the Company is unable to maintain a current prospectus relating to the common stock underlying its warrants, its warrants may have little or no value, and the market for its warrants may be limited.

118.	Please also consider whether additional disclosure in MD&A is required for the accounting treatment for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Response: As the Company has explained in response to comment 117, the Company has concluded, with its auditors concurrence, that it has appropriately accounted for the warrants as equity. Consequently, additional disclosure in MD&A is not necessary.

119.	Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through the date of your most recent balance sheet. If not, please explain why you believe equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

Response: As the Company has explained in response to comment 117, the Company has concluded, with its auditors concurrence, that it has appropriately accounted for the warrants as equity. The Company therefore does not intend to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial offering date through the date of its most recent balance sheet. The Company has with the underwriters’ consent amended the unit purchase option to further clarify that any delay or failure to comply with the terms of the unit purchase agreement will not result in liability to the Company and that there will be no net-cash settlement of the options or the warrants contained therein.

Annex A

120.	Please make sure all material exhibits or schedules to Annex A have been included with the agreement in the proxy statement.

Response: The Company has included the sub-advisory license agreement, a form of the sub-advisory investment agreement, a form of the investment advisory agreement and Schedule 2.2(g)(i) in Annex A to the Proxy Statement.

Annex H

121.	Please file the agreement in its entirety, including all exhibits, appendices, etc.

Securities and Exchange Commission

July 24, 2006

Response: The Company has filed the agreement in its entirety. Additionally, the Company has filed a confidentiality treatment request relating to Schedule A to Annex H.

Please note that it is the Company’s intention to distribute this proxy solicitation on or prior to August 12, 2006. Toward that end, the Company would like to clarify any additional questions, and to provide any additional information the Staff may require as soon as practicable so that the proxy may be declared effective during the week of August 7, 2006. The Company respectfully notes that the meeting of the shareholders of the mutual funds is scheduled to occur on August 25, 2006 to approve the transaction and the Company has agreed with ABN AMRO to use its best efforts to obtain simultaneous shareholder votes.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7207 or Floyd Wittlin at (212) 705-7466.

Sincerely,

/s/ Ann F. Chamberlain
Ann F. Chamberlain

cc:	Duc Dang (Securities and Exchange Commission)
Richard S. Foote (Highbury Financial Inc.)
Floyd I. Wittlin (Bingham McCutchen LLP)